

SI   19005929

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38383

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** AND ENDING **12/31/18**

<p style="text-align:center">MM/DD/YY   MM/DD/YY</p>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cornerstone Financial Services, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

325 E. Main Street

(No. and Street)

Greenfield   **Indiana**   **46140**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melvin Brewer   317 462-3310

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA

(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct.   **Lafayette**   **Indiana**   **47909**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Melvin Brewer _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cornerstone Financial Services, Inc. _____ , as of December 31, _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _____

_____ Melvin C. Brewer _____
Signature

President
_____
Title

_____ 2-25-19
Notary Public

CHRISTINA L BARKER
Notary Public- Seal
State of Indiana
My Commission Expires Mar 25, 2020

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cornerstone Financial Services, Inc.

Report on Audit of
Financial Statements

December 31, 2018

THOMAS FAUST, CPA
Certified Public Accountant

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Cornerstone Financial Services, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Cornerstone Financial Services, Inc., as of December 31, 2018, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Cornerstone Financial Services, Inc. as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cornerstone Financial Services, Inc.'s management. My responsibility is to express an opinion on Cornerstone Financial Services, Inc.'s financial statements based on our audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Cornerstone Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule of Computation of Net Capital Requirements Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Cornerstone Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Cornerstone Financial Services, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule of Computation of Net Capital Requirement Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.



Thomas Faust, CPA
Cornerstone Financial Services, Inc.

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 20, 2019

CORNERSTONE FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2018

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	13,830
Commissions receivable		22,191
TOTAL ASSETS		36,021

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Commissions payable	6,716
TOTAL LIABILITIES	6,716

STOCKHOLDERS' EQUITY

Common stock (Par value $1, authorized 1,000 shares, issued and outstanding: 1,000 shares)	1,000
Additional paid in capital	73,360
Retained earnings	(45,055)
TOTAL STOCKHOLDERS' EQUITY	29,305

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	36,021

CORNERSTONE FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE		
Commissions revenue	$	296,771
Advisory fees		11,569
Interest income		4
TOTAL REVENUE		308,344
EXPENSES		
Commissions		293,374
Advertising		4,725
Professional fees		6,968
Insurance		1,998
Licenses and fees		4,650
Continuning Education		160
TOTAL EXPENSES		311,875
NET INCOME (LOSS)	$	(3,531)
Earning (Loss) per share of common stock	$	(35.31)

CORNERSTONE FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE AT THE BEGINNING OF YEAR	$ 1,000	$ 73,360	$ (41,524)	$ 32,836
Additional Paid In Capital	-	-	-	-
Stock issue	-	-	-	-
Purchase of shares	-	-	-	-
Net income (loss)	-	-	(3,531)	(3,531)
BALANCE AT THE END OF YEAR	$ 1,000	$ 73,360	$ (45,055)	$ 29,305

CORNERSTONE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)	$	(3,531)
Adjustments to reconcile net income (loss) to net cash		
provided by (used in) operating activities:		
(Increase) decrease in operating assets:		
Commissions receivable		(375)
Increase (decrease) in operating liabilities:		
Commissions payable		(398)
Net Cash Provided by (Used in) Operating Activities		(4,304)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(4,304)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		18,134
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	$	13,830

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES

Cash Paid During the Year for: Taxes	$	-

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Cornerstone Financial Services, Inc., (the Firm), is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC and various states within the United States. The Firm is a non-carrying, non-clearing broker dealer with limited business with only mutual funds and variable annuities. Accordingly, the Firm operates under the exemption provision of the SEC Rule 15c3-3(k) (1).

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2018.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits as of December 31, 2018.

e. Commissions Receivable—Commissions Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm, on a periodic basis evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Firm considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible commissions receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Advertising—The Firm's advertising costs are expensed as incurred. During 2018, advertising costs of $4,725 were incurred.

g. Method of Accounting—The Firm's financial statements are presented on the accrual basis method of accounting.

h. Revenue Recognition—The Firm recognizes revenue on its variable annuity and mutual funds products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the term of the contract.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 to supersede nearly all existing revenue recognition guidance under GAAP. The Firm has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The principles of revenue recognition from ASU 2014-09 are largely consistent with current practices of the Firm

NOTE 2: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Commissions receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The commissions payable to brokers are commissions due to the brokers. At December 31, 2018 there were $22,191 of accrued commissions receivable. At December 31, 2018 there were $6,716 of accrued commissions payable.

CORNERSTONE FINANCIAL SERVICES, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR DECEMBER 31, 2018

NOTE 3: INCOME TAX EXPENSE

The Firm has elected to be treated as an S Corporation for tax purposes. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Accounting principles generally accepted in the United States of American require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended December 31, 2018.

The Firm's federal and state income tax returns for 2015 through 2018 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due dates.

NOTE 4: COMMON STOCK AND BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Firm has issued no dilutive potential common shares.

The Firm has one class of common stock with no par value that has equal rights, preferences, qualifications, limitations and restrictions. At December 31, 2018, the Firm's had common stock of 1,000 shares authorized, with 1,000 shares issued and outstanding.

NOTE 5: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Firm is $5,000. At December 31, 2018, the Firm's net capital was $13,830 which was $8,830 in excess of its minimum net capital requirement. There is a difference of $0 between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Firm and included in the unaudited Part II of Form X-17a-5 as of December 31, 2018.

NOTE 6: STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2018, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statement has been prepared.

NOTE 7: COMPUTATION FOR DETERMINATION OR RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

The Firm does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, the Firm is exempt from the provisions of that rule.

NOTE 8: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15C3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3. (k) (1).

NOTE 9: SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through the date of this report, the date on which the financial statements were available to be issued.

CORNERSTONE FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS

AS OF DECEMBER 31, 2018

Schedule I

Total ownership equity from Statement of Financial Condition	$	29,305
less nonallowable assets from Statement of Financial Condition		15,475
Net capital before haircuts on securities positions		13,830
Haircuts on securities		-
Net capital before haircuts on securities positions	$	13,830
Aggregate indebtedness		6,716
Net capital required based on aggregate indebtedness (6-2/3%)		448

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required	5,000
Excess net Capital	8,830
Total aggregate indebtedness	
(A) - 10% of total aggregate indebteness	45
(B) - 120% of minimum net capital requirement	6,000
Net Capital less the greater of (A) or (B)	7,830
Percentage of Aggregate Indebtedness to Net Capital	48.56%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 17a-5(d)(4)

There are no material differences between the above computation and the computation included in the unaudited FOCUS Report, Part IIA Form X-17a-5 at December 31, 2018.

Cornerstone Financial Services, Inc.
Broker Dealer Exemption Report

SEC RULE 15C3-3
December 31, 2018

THOMAS FAUST, CPA
Certified Public Accountant



CORNERSTONE
FINANCIAL SERVICES, INC.

Established 1987

Exemption Statement with regards to Rule 15c3-3

Cornerstone Financial Services, Inc. (CFS) (CRD 20627), SEC file 8-38383 is a $5,000 minimum net capital non-carry, non-clearing broker/dealer and is exempt from reserve requirements with exemptions, according to Rule 15c(k)(1) "limited business (mutual funds and/or variable annuities only)"

Exemption Statement with regards to Rule 15c3-3

CFS has met the exemption provisions above mentioned throughout the year ending

December 31, 2018.

To the best of my knowledge and belief, the above statements are true without exception.

Steven L. Bucksot, CPA/PFS, CFP
Financial Principal

February 11, 2019

